SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For November 9, 2018

Commission File Number 001-33463

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“Opening Investor Day”, presentation dated November 8, 2018

99.2	“Company Strategy, Market Trends and Stakeholder Value”, presentation dated November 8, 2018

99.3	“Industry Roadmap and Technology Strategy”, presentation dated November 8, 2018

99.4	“EUV Products and Business Opportunity”, presentation dated November 8, 2018

99.5	“Applications Products and Business Opportunity”, presentation dated November 8, 2018

99.6	“DUV Products and Business Opportunity”, presentation dated November 8, 2018

99.7	“ASML used abbreviations”, presentation dated November 8, 2018

99.8	“Closing Remarks”, presentation dated November 8, 2018

99.9	“Business Model and Capital Allocation Strategy”, presentation dated November 8, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: November 9, 2018	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer